SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: April 1, 2021

List of materials

Documents attached hereto:

i) Sony Music Entertainment Announces Signing of a Definitive Agreement for the Acquisition of Brazilian Music Label Som Livre

April 1, 2021
Sony Group Corporation

Sony Music Entertainment Announces Signing of a Definitive Agreement for
the Acquisition of Brazilian Music Label Som Livre

April 1, 2021 (Eastern Standard Time) – Sony Music Entertainment (“SME”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), today announced that its subsidiary has entered into a definitive agreement with Globo Comunicação E Participações S.A., a media company in Brazil, to acquire 100% of the shares and related assets of Som Livre, an independent music label in Brazil.  The purchase price of this transaction is BRL 1.438 billion (approximately 255 million U.S. dollars*), subject to customary working capital and other adjustments.  This transaction is subject to customary closing conditions, including regulatory approvals.  For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's consolidated financial results for the fiscal year ending March 31, 2022.

* Calculated based on rate of BRL 1 = 0.1775 US dollars

SONY MUSIC ENTERTAINMENT TO ACQUIRE
BRAZILIAN INDEPENDENT MUSIC COMPANY SOM LIVRE

Som Livre to Remain Stand-Alone Creative Center

Agreement Expands SME’s Investment in Brazilian Creative Community,
Provides Enhanced Global Reach Opportunities for Local Artists

New York, NY – April 1, 2021– Sony Music Entertainment (SME) today announced it has entered into a definitive agreement with Globo Comunicação E Participações S.A. to acquire Brazilian independent music company Som Livre.

Home to many of Brazil’s most popular artists including Marilia Mendonça, Jorge & Mateus, Wesley Safadão, Lexa and rising stars such as Israel & Rodolffo, Dudu MC, Filipe Ret and Grupo Menos é Mais, Som Livre will become a new stand-alone creative center within Sony Music that will continue to sign, develop and market its own roster of talent and provide a wide range of label and diversified service offerings to the Brazilian music community. Marcelo Soares will remain CEO of Som Livre.

A multifaceted music entertainment company, Som Livre is a long-established developer of repertoire across key Brazilian genres such as Sertanejo, Pagode, Funk-BR, Forro and MPB, with additional operations in music publishing, live events and distribution. It is a producer of multiple festivals in Brazil, including Festeja, Brazil’s largest Sertanejo music festival, and also is the operator of Fluve, a music distribution platform servicing Brazil’s independent labels and artists.

Bringing Som Livre into the Sony Music family of companies builds on a long-running successful relationship between Som Livre and The Orchard, Sony Music’s independent music distribution company, and further enhances SME’s robust support for artists and labels in Brazil and across the Latin music landscape.

By joining SME, Som Livre’s acclaimed roster of artists and songwriters will have access to SME’s global network of resources and partnerships offering greater worldwide reach for Brazil’s creative community. Sony Music also will invest in Som Livre’s continued growth, creating expanded opportunities for Brazilian artists.

Rob Stringer, Chairman, Sony Music Group said, “We are delighted to be investing in Som Livre and expanding our existing relationship with this special company. Brazil is one of the most dynamic and competitive growing music markets in the world and we will provide huge opportunities for creators through our shared vision.”

Marcelo Soares, CEO of Som Livre said, “Som Livre has had a great 50-year run as a Globo company. Globo’s support was key to the growth of Som Livre, especially during the last decade when we built the business to what it is today. When facing the future now and seeing all the opportunities ahead, it is very exciting to know that we’ll have Sony Music with us. We are once again in the right place to allow the best possibilities of career development for our artists and employees. I’m very grateful for all that we accomplished with Globo, and look forward to beginning this new era with Sony Music.”

Afo Verde, Chairman and CEO, Sony Music Latin Iberia said, “Som Livre is a home for some of the most creative Brazilian artists and has a decade-long track record of important local language music development. We both believe in artist friendly strategies and collectively we will provide an innovative approach to the Brazilian market and the whole Latin region.”

Brad Navin, CEO, The Orchard said, “The Orchard and Som Livre have worked together for many years, introducing their seminal artists to music fans worldwide. We’re excited to continue and expand our partnership as we further the Company’s commitment to investing in the vibrant Brazilian music market.”

Jorge Nóbrega, CEO of Globo said, “We are very happy to have found at Sony Music a new home for Som Livre, a business that was born and raised inside Globo, and that has always been so dear for us all. Som Livre has produced and put out music with Globo for the last half a century, it was an important chapter of Globo’s history. We wanted to make sure that this deal would preserve everything that Som Livre represents for the Brazilian people. Since the beginning of the talks we noticed a high level of professionalism, interest, and respect coming from Sony Music that made it a perfect match for Som Livre. I wish Sony Music and Som Livre many more years of success.”

This acquisition is subject to customary regulatory and closing conditions, including approval from CADE (Conselho Administrativo de Defesa Econômica).

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